Exhibit 99.3

CONSENT OF EXPERT

December 16, 2024

Caledonia Mining Corporation Plc

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Caledonia Mining Corporation Plc (the “Company”)

I, Craig Harvey, do hereby consent to:

(1)	the inclusion in the Form 6-K dated November 11, 2024 of references to my name in connection with the scientific and technical information contained in the Company’s news release dated November 11, 2024 announcing the results from exploration at the Motapa Gold Project (the “Technical Information”) filed with the United States Securities and Exchange Commission (the “SEC”); and

(2)	the filing of this consent under cover of this Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-3 (No. 333-281436), and any amendments thereto, filed with the SEC.

By:	/s/ Craig Harvey
Craig Harvey